Exhibit 99.1

Caledonia Mining Corporation
Results for the Third Quarter of 2015
November 12, 2015: Caledonia Mining Corporation ("Caledonia" or the "Company") announces its operating and financial results for the third quarter of 2015 ("Q3" or the "Quarter").  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100% basis unless otherwise indicated.

Operating and Financial Review
	3 Months to 30 September		9 Months to 30 September
	2014	2015	2014	2015	Comment
Gold produced (oz.)	9,890	10,927	31,354	31,288	Higher gold production in the Quarter due to increased tonnes milled, offset by lower grades and metallurgical recovery
On Mine cash cost (US$/oz.)[1]	669	668	636	689	On mine cash costs remain stable
All-in sustaining cost (US$/oz.)[1]	952	1,011	908	993	Increased AISC due to higher sustaining capital investment
Gold Sales (oz.)	9,890	10,927	33,323	32,102	Sales for the nine months to September 30 2015 includes work in progress brought forward from 2014; there is no work in progress included in the Quarter
Average realised gold price (US$/oz.)[1]	1,252	1,106	1,262	1,159	Lower realised gold price is after realisation costs and reflects the lower prevailing gold price
Gross profit ($'m)[2]	4.3	3.7	16.0	12.3	Lower gross profit reflects higher Canadian-dollar denominated operating costs as a result of a 20% devaluation of the Canadian dollar to the USD and an 18% increase in tons mined.
Net profit attributable to shareholders ($'m)	1.1	1.7	5.4	3.6	Higher attributable profit in the Quarter due to foreign exchange gain and lower taxation

1      Non-IFRS measures such as "on-mine cash cost per ounce" "all-in sustaining cost per ounce" and "average realised gold price" are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2      Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

	3 Months to 30 September		9 Months to 30 September
	2014	2015	2014	2015	Comment
Adjusted basic earnings per share[3] (cents)	2.0	5.0	10.5	10.2	Higher adjusted EPS in the Quarter is after deduction of deferred tax, foreign exchange gain and non-recurring costs associated with South African tax remediation
Cash and cash equivalents ($'m)	26.9	19.6	26.9	19.6	Cash position remains robust, but is reduced due to the higher capital investment and lower cash generation.
Cash from operating activities ($'m)	3.6	0.9	11.5	6.8	Lower cash generation due to higher Canadian-dollar operating costs and investment in working capital
Payments to the community and Zimbabwe government (US$'m)	3.1	1.8	9.7	5.4	Lower payments due to the lower tax and royalty payments due to lower US$ gold price and lower profitability in US$ terms

Commenting on these results, Steve Curtis, Caledonia's President and Chief Executive Officer said:
"In the quarter to September 30, 2015, we began to see the benefits of the Revised Investment Plan at Blanket Mine, which we presented to investors in November 2014.  The first element of the Revised Investment Plan, the Tramming Loop at the 750 metre level, was completed in June 2015 following which Blanket increased its mining activity to a record level.  The record level of mining activity contributed to the 10% increase in gold production compared to Q3 of 2014.
"The next element of the Revised Investment Plan is the No. 6 Winze which will start production in the first quarter of 2016, and will provide access to resources below 750 metres. This will allow Blanket to increase production progressively in 2016 with a full year target for 2016 of 50,000 ounces.
"The average realized US dollar-denominated gold price in the Quarter was lower than previous quarters following the sharp fall in the gold price in July.  Notwithstanding the lower gold price, net profit attributable to shareholders in the Quarter was higher than the previous four quarters.
"Caledonia's cash position remains robust and gives us the confidence to continue to invest in Blanket.  Caledonia's board and management believe that the implementation of the Revised Investment Plan remains in the best interests of shareholders: the successful implementation of the plan will result in a significant increase in Blanket's production and operating efficiency; the lower gold price increases the importance of delivering the Revised Investment Plan as scheduled.  I am pleased to report that we have met all of our key milestones and we remain on target for achieving all of the future milestones."

3  Adjusted earnings per share ("EPS") is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Dividend Policy and Shareholder Matters
Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
It is currently envisaged that the existing dividend policy will be maintained, however, the Board remains attentive to further changes in market conditions.

Strategy and Outlook
Caledonia's strategic focus is the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014.  The Revised Investment Plan is expected to increase gold production, reduce the average cost of production and extend the life of mine by providing access to deeper levels for production and further exploration, thereby safeguarding Blanket's long term future. Caledonia's board and management therefore believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders.

Effect of the Lower Gold Price
The price of gold is lower than the level of $1,200 per ounce which was used as the basis for planning the funding of the Revised Investment Plan at Blanket.  Accordingly, to ensure that Blanket retains the financial capacity to implement the Revised Investment Plan, Caledonia intends to provide additional funding of approximately US$5m to Blanket.  This funding will come from Caledonia's treasury which has deliberately been maintained at a high level to cater for this eventuality.

Zimbabwe Electricity Supply
The Kariba Dam lies between Zimbabwe and Zambia and represents approximately 50 per cent of Zimbabwe's electricity generating capacity.  Water levels in the Kariba Dam have fallen due to abnormally low inflows in the most recent rainy season and higher than expected extraction rates.  As a result of the low water level, power generation from Kariba has been significantly reduced by the Zimbabwe and Zambian power generators and has resulted in widespread power outages in Zimbabwe.  Zimbabwe has insufficient spare generating capacity to make up the lost production from Kariba. Given the regional deficit in generating capacity, it is unlikely that Zimbabwe will be able to import sufficient power from neighbouring countries.
Blanket Mine has an un-interruptible power supply agreement with the Zimbabwe Electricity Supply Agency ("ZESA") which has so far been honoured.  Blanket also has 12MW of stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and work at the central shaft to continue if there are any interruptions to the ZESA supply.  It is expected that the cost of using the generators would be mitigated by a reduction in electricity consumption from ZESA and a reduction in the tariff payable to ZESA.  Accordingly, the effect of running the generators is not expected to have a significant adverse effect on the financial performance of Blanket and Caledonia for 2015.

The Financial Statements and the Management Discussion and Analysis for the Quarter and the period ended September 30, 2015 are available on www.caledoniamining.com and on www.sedar.com.  A review of the results for the Quarter and the year to date, and a video Q&A are also available for download from Caledonia's website.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray/George Yeomans Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)
(In thousands of Canadian dollars except per share amounts)

	For the 3 months ended September 30		For the 9 months ended September 30
	2014	2015	2014	2015
	$	$	$	$
Revenue	13,492	15,802	46,110	46,810
Royalty	(945)	(791)	(3,230)	(2,344)
Production costs	(7,174)	(10,170)	(23,730)	(28,924)
Depreciation	(1.029)	(1,189)	(3,112)	(3,252)
Gross profit	4,344	3,652	16,038	12,290
Administrative expenses	(1,754)	(2,176)	(5,361)	(6,518)
Foreign exchange gain.	389	1,847	517	2,611
Gain on sale of property, plant and equipment	52	43	57	71
Results from operating activities	3,031	3,366	11,251	8,454
Net finance expense	(16)	(451)	(86)	(538)
Profit before income tax	3,015	2,915	11,165	7,916
Income tax expense	(1,747)	(930)	(4,284)	(3,341)
Net profit for the period	1,268	1,985	6,881	4,575
(Loss)/profit on foreign currency translation	2,562	3,333	2,408	6,280
Total comprehensive income for the period	3,830	5,318	9,289	10,855

Profit attributable to:
Owners of the Company	1,112	1,694	5,377	3,572
Non-controlling interests	156	291	1,504	1,003
	1,268	1,985	6,881	4,575
Total comprehensive income attributable to:
Owners of the Company	3,637	4,922	7,769	9,662
Non-controlling interests	193	396	1,520	1,193
	3,830	5,318	9,289	10,855
Earnings per share (cents)
Basic	2.2	3.3	10.5	6.7
Diluted	2.2	3.3	10.5	6.7

Adjusted earnings per share (cents)(i)
Basic	2.0	5.0	10.5	10.2
Diluted	2.0	5.0	10.5	10.2

Consolidated Statement of Cash Flows (unaudited)
(In thousands of Canadian dollars)
	For 3 months ended September 30		For 9 months ended September 30
	2014	2015	2014	2015
	$	$	$	$
Cash flows from operating activities
Cash flows generated from continuing operations	5,057	1,132	15,453	7,881
Tax paid	(1,410)	(226)	(3,851)	(1,014)
Net interest paid	(16)	(33)	(86)	(93)
Net cash from operating activities	3,631	873	11,516	6,774

Cash flows from investing activities
Property, plant and equipment additions	(1,379)	(6,890)	(4,961)	(14,142)
Proceeds from sale of property, plant and equipment	72	71	72	129
Net cash used in investing activities	(1,307)	(6,820)	(4,889)	(14,013)

Cash flows from financing activities
Dividends paid	(1,312)	(779)	(3,199)	(2,345)
Net cash from (used in) financing activities	(1,312)	(779)	(3,199)	(2,345)

Net increase/(decrease) in cash and cash equivalents	1,012	(6,726)	3,428	(9,584)
Cash and cash equivalents at beginning of period	25,842	23,683	23,426	26,838
Effect of exchange rate fluctuations on cash held	-	2,696	-	2,398
Cash and cash equivalents at end of period	26,854	19,653	26,854	19,653

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)
	As at	December 31,	September 30,
		2014	2015
		$	$
Total non-current assets		40,388	58,298
Inventories		7,571	8,542
Prepayments		348	1,826
Trade and other receivables		2,040	5,529
Cash and cash equivalents		26,838	22,422
Total current assets		36,908	38,319
Total assets		77,296	96,617

Total non-current liabilities		12,980	17,576
Trade and other payables		3,791	7,040
Bank overdraft		0	2,769
Income taxes payable		1,990	2,187
Total liabilities		18,761	29,572
Equity attributable to shareholders		57,731	65,048
Non-controlling interests		804	1,997
Capital and reserves		58,535	67,045
Total equity and liabilities		77,296	96,617